Exhibit 12
MONSANTO COMPANY
COMPUTATION OF EARNINGS TO FIXED CHARGES(1)
(Dollars in millions)

	Nine Months				Eight Months
	Ended				Ended
	May 31,	Year Ended Aug. 31,			Aug. 31,	Year Ended Dec. 31,
	2007	2006	2005	2004	2003	2002	2001
EARNINGS:
Income (Loss) from Continuing Operations Before Income Taxes, MI and Cumulative Effect of Accounting Change	$1,734	$1,051	$316	$403	$(19)	$235	$488

Add:
Fixed charges	118	161	136	112	71	105	147
Dividends from affiliated companies	—	—	—	—	—	1	1
Equity affiliate expense — net	30	31	31	36	26	43	41
Amortization of capitalized interest	11	15	15	10	8	10	11
Less:
Capitalized interest	(9)	(9)	(6)	(7)	(4)	(8)	(30)

Earnings available for fixed charges	$1,885	$1,249	$492	$554	$82	$386	$658

FIXED CHARGES:
Interest expense(3)	$96	$134	$115	$91	$57	$81	$99
Capitalized interest	9	9	6	7	4	8	30
Portion of rents representative of interest factor	13	18	15	14	10	16	18

Total Fixed Charges	$118	$161	$136	$112	$71	$105	$147

Ratio of Earnings to Fixed Charges	15.94	7.76	3.62	4.95	1.15	3.68	4.48

(1)	Monsanto has not paid any preference security dividends and, therefore, has not included the ratio of combined fixed charges and preference security dividends to earnings for the relevant periods.

(2)	The operating results of Stoneville and NexGen have been conformed to discontinued operations presentation for all relevant fiscal years presented.

(3)	Includes amortization of deferred debt issuance costs.